Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

December 29, 2011

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
International Series

(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on December 15, 2011 relating to the Fund’s Post-Effective Amendment (“PEA”) No. 93 on Form N-1A, filed with the SEC on November 1, 2011. PEA No. 93 was filed for the purpose of introducing a new class of shares, Class I, to the International Series, and to re-designate the existing class as Class S.

1.	Comment: The Series’ investment objective should only state that it is to provide long term growth, and should not include the phrase “by investing principally in . . .” as that is part of the Series’ investment strategy.

Response: The investment goal of the Series is a fundamental policy and may not be changed without obtaining the approval of the Series’ shareholders. Accordingly, we have not made the requested change.

2.	Comment: In the section of the Summary Section titled “Summary of Past Performance”, please incorporate the dates below the Average Annual Total Return chart into the table rather than as a footnote.

Response: The text below the chart (i) explains that the date used for the returns in the “since inception” column for the Series and S&P 500 Total Return Index differs from the date used for the returns for the MSCI All Country World Index; and (ii) provides the applicable dates. We believe this information is important to investors, and do not believe simply including the dates in the chart, without proper explanation, provides them the necessary information to understand the performance information. We believe our approach presents this information to investors in the clearest possible way and does not impede their understanding of the information presented. Accordingly, we have not made the requested change.

3.	Comment: In the Summary Section, please remove the first paragraph of the Portfolio Managers section.

Response: Declined. This disclosure was added in response to an SEC staff comment on a previous filing.

4.	Comment: In the tax information disclosure pursuant to Item 7 of Form N-1A in each summary section, please note that shareholders in tax deferred accounts will be subject to taxes in the future.

Response: We believe the current tax disclosure included in each summary section is consistent with Item 7 of Form N-1A. However, we have added disclosure responsive to your comment to the back portion of the prospectus in response to Item 11(f) of Form N-1A.

5.	Comment: The section in the back of the prospectus titled “More Information about Principal Risks” includes discussions of Liquidity Risk and Large Redemption Risk, but these risks are not addressed in the Summary Sections.

Response: Accepted.

6.	Comment: The section in the back of the prospectus titled “Management Fees” addressed fee waivers; however, they are not reflected in the fee tables.

Response: At the time of the 485(a) filing, we did not yet have estimated expenses. We now have that information. Because estimated expenses will be above the fee caps, we have updated the expense tables in the Rule 485(b) filing accordingly.

7.	Comment: In the section of the Statement of Additional Information entitled “Other Investments – Foreign Securities”, there is disclosure that the Series may invest up to 65% of its total assets, and expects to be fully invested, in equity securities of foreign companies. Please consider adding this language to the section of the Summary Section titled “Principal Investment Strategies”.

Response: Accepted.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg

Jodi L. Hedberg

Corporate Secretary

cc:	Chad Eskildsen, Securities and Exchange Commission
Timothy Levin, Morgan, Lewis & Bockius LLP
Richard Yates, Manning & Napier Advisors, LLC